Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS ANNOUNCES APPOINTMENT OF DAVID REIS AS PRESIDENT AND
CEO, SUCCEEDING DAVID AMIR

The Company will also amend and restate its financial statements for 2003 and 2004

        LOD, Israel, Wednesday, November 30, 2005 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today reported that David Reis has been appointed as the new President and Chief Executive Officer of NUR. David Amir, the previous CEO and President is expected to advise NUR during the management transition. Until Mr. Reis assumes his role as President and CEO of NUR, Eli Blatt, a partner at Fortissimo Capital Fund and a member of NUR’s board of directors, will serve as its interim Chief Executive Officer. NUR also announced its intention to amend and restate its financial statements for 2003 and 2004.

Management Change

        Mr. Reis comes to NUR with extensive experience in the industry. Mr. Reis is currently the CEO of ImageID, a venture backed technology startup, and is expected to assume his new position with NUR within the next three months. He was previously the CEO of Scitex Vision Ltd., a manufacturer of wide format digital printers that was recently sold to Hewlett Packard. During his six-year tenure at Scitex Vision, Mr. Reis grew the company’s revenues significantly. Prior to joining Scitex Vision, Mr. Reis served as the CEO of Idanit, a manufacturer of digital printers that was acquired by Scitex Corporation in 1998.

        Yuval Cohen, the Managing Partner of Fortissimo Capital Fund and the Chairman of NUR, stated “We are delighted to have David Reis join NUR and we look forward to working with him. I am confident that David Reis’ experience, industry expertise, and professionalism will positively impact NUR and further enhance NUR’s leadership position in the wide-format digital printing arena.”

        David Amir, the retiring President and CEO, stated “After achieving a major milestone of attaining financial stability, the company will be able to leverage its solid product offering in order to increase sales and achieve significant growth. I am confident in the Company’s future success and outstanding performance.”

Restatement of financial statements

        NUR has received comments from the Securities and Exchange Commission regarding its annual report on Form 20-F for the year ended December 31, 2004 (the “2004 Annual Report”). NUR believes that the comments were issued by the SEC in the normal course of its mandate under the Sarbanes-Oxley Act of 2002 to regularly review the periodic filings of all publicly-traded companies.

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        Among other things, the SEC asked NUR to comment on certain matters including clarification regarding the accounting for certain loan and warrant transactions that occurred in July 2003 (the “July 2003 Transaction”). Following a review of the accounting for the July 2003 Transaction, NUR expects to amend and restate its previously issued financial statements and other financial information for the fiscal years ended December 31, 2003 and December 31, 2004, as presented in the 2004 Annual Report with respect to the July 2003 Transaction. NUR anticipates that the restatement will not have an adverse effect on NUR’s statement of operations for the years ended December 31, 2003 and December 31, 2004 and will not have any effect on the balance sheet at December 31, 2004. The amended and restated financial information for the fiscal years ended December 31, 2003 and December 31, 2004 will be filed as an amendment to the 2004 Annual Report.

        In response to the SEC comments, NUR also plans to file as an additional exhibit to the amended 2004 Annual Report an audit report associated with the audit of a wholly-owned subsidiary.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market, and additional comments from the Staff of the SEC regarding our restated financial statements. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	NUR Macroprinters Ltd.
Doron Faibish
General Counsel
+972 8 9145526
doronf@nur.com